PROSPECTUS SUPPLEMENT

(to prospectus dated November 9, 2010)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated November 9, 2010.

  See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is January 6, 2011.

1

On December 31, 2010, the Board of Directors and stockholders of the Company’s parent company, LVB Acquisition, Inc. (“Parent”), approved and adopted Amendment No. 1 (the “Amendment”) to LVB Acquisition, Inc. Management Equity Incentive Plan (the “Plan”). The Amendment increased the maximum number of shares of common stock, par value $0.01 per share, of Parent that may be issued under the Plan by 1,000,000 shares to an aggregate of 38,520,000 shares available for issuance under the Plan.

AMENDMENT NO. 1 TO

LVB ACQUISITION, INC.

MANAGEMENT EQUITY INCENTIVE PLAN

Adopted December 31, 2010 (the “Effective Date”)

Section 4 of the LVB Acquisition, Inc. Management Equity Incentive Plan (the “Plan”) shall hereby be amended by deleting the first sentence of the preamble paragraph of Section 4 in its entirety and replacing it with the following:

Subject to adjustment as provided in Section 4.13 hereof, the Board may grant to Participants Options to purchase shares of Common Stock of the Company that, in the aggregate, do not exceed 38,520,000 shares of Common Stock for all Plan Participants.

•	Reconstructive sales increased 1% worldwide and increased 3% in the U.S.

•	Knee sales increased 2% worldwide, with U.S. growth of 3%

•	Extremity sales grew 21% worldwide and increased at a rate of 36% in the U.S.

•	Sports medicine sales increased 16% worldwide, with 17% U.S. growth

Second Quarter Financial Results

Net sales during the second quarter of fiscal year 2011 were flat at $698.3 million compared to net sales during the second quarter of fiscal year 2010 of $695.6 million. U.S. net sales increased 2% to $416.9 million during the second quarter of fiscal 2011, while Europe net sales decreased 8% to $188.8 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 12% to $92.6 million.

On a reported basis, operating income was $105.8 million for the second quarter of fiscal year 2011 compared to operating income of $94.1 million for the second quarter of fiscal year 2010.

Reported net loss for the second quarter of fiscal year 2011 was $7.6 million compared to a net loss of $7.2 million for the second quarter of fiscal year 2010.

Interest expense was $122.9 million during the second quarter of fiscal year 2011 compared to $130.1 million during the second quarter of the prior year, principally due to lower interest rates on floating rate debt.

Reported gross debt was $5.946 billion as of November 30, 2010, and cash on hand was approximately $229 million.

The following table provides second quarter net sales performance by product segment:

Second Quarter Net Sales Performance

	Worldwide Reported Quarter 2 - FY 2011	Worldwide Reported Growth %	United States Growth %

Reconstructive	$540.5	1%	3%
Orthopedic Reconstructive		1%	3%
Hips		(1)%	—%
Knees		2%	3%
Total Hips & Knees		1%	2%
Extremities		21%	36%
Other		(5)%	(2)%
Dental		1%	(2)%
Fixation	56.3	(3)%	(1)%
Spine	56.0	(3)%	—%
Other	45.5	—%	2%
Sports Medicine		16%	17%
Other		(16)%	(16)%

Total Sales	$698.3	—%	2%

Reconstructive product sales increased 1% worldwide, with growth of 3% in the United States during the second quarter of fiscal year 2011. Knee sales increased 2% worldwide during the second quarter and increased 3% in the U.S. Sales of the Vanguard® Complete Knee System, E1™ antioxidant infused tibial bearings and Regenerex® porous titanium components were the key contributors to the Company’s second quarter knee sales.

Hip sales decreased 1% worldwide during the second quarter and were flat in the U.S. Extremity sales increased 21% worldwide and grew at a rate of 36% in the U.S. during the second quarter. The Comprehensive® Primary and Reverse Shoulder Systems continued to drive strong growth for the extremity product category.

Dental reconstructive device sales increased 1% worldwide during the second quarter of fiscal year 2011 and decreased 2% in the U.S.

Fixation sales decreased 3% worldwide and decreased 1% in the U.S. during the second quarter. Craniomaxillofacial fixation sales growth was more than offset by decreased sales of internal fixation, external fixation, and electrical stimulation devices.

Spine sales decreased 3% worldwide and were flat in the U.S. during the second quarter. Sales growth of spinal stimulation devices during the quarter was more than offset by decreased sales of spine hardware and orthobiologics.

Sales of “other” products were flat worldwide and increased 2% in the U.S. during the second quarter. Sports medicine sales increased 16% worldwide and grew 17% in the U.S., while sales of softgoods and bracing products decreased during the second quarter. Continued strong sales of sports medicine products were primarily driven by increased demand for the JuggerKnot™ Soft Anchor, the ToggleLoc™ Femoral Fixation Device with ZipLoop™ Technology and the Maxfire™ MarXmen™ Meniscal Repair Device.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographical category. Specifically, for the three and six months ended November 30, 2010, the Company reclassified $5.8 million and $11.6 million from Other product net sales to Reconstructive product net sales, respectively, and $1.1 million and $2.3 million from Spine product net sales to Fixation product net sales, respectively. For the three and six months ended November 30, 2010, the Company also reclassified $1.2 million and $2.2 million from Europe net sales to International net sales, respectively. The current presentation aligns with how the Company presently manages and markets its products.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and six months ended November 30, 2010 and 2009 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States) and reflects purchase accounting adjustments related to the Merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended November 30, 2010 and November 30, 2009

(in millions, unaudited)

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009	Reported Growth %
Reconstructive	$540.5	$534.2	1%
Fixation	56.3	58.1	(3)%
Spine	56.0	57.8	(3)%
Other	45.5	45.5	—%

Net Sales	$698.3	$695.6	—%

Biomet, Inc.

Product Net Sales

Six Month Period Ended November 30, 2010 and November 30, 2009

(in millions, unaudited)

	Six Months Ended November 30, 2010	Six Months Ended November 30, 2009	Reported Growth %
Reconstructive	$1,018.9	$1,002.8	2%
Fixation	115.7	119.2	(3)%
Spine	113.9	115.8	(2)%
Other	90.5	87.9	3%

Net Sales	$1,339.0	$1,325.7	1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended November 30, 2010 and November 30, 2009

(in millions, unaudited)

	Three Months Ended	Three Months Ended	Reported
	November 30, 2010	November 30, 2009	Growth %
Geographic Segments:
United States	$416.9	$408.2	2%
Europe	188.8	205.0	(8)%
International	92.6	82.4	12%

Net Sales	$698.3	$695.6	—%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Six Month Period Ended November 30, 2010 and November 30, 2009

(in millions, unaudited)

	Six Months Ended	Six Months Ended	Reported
	November 30, 2010	November 30, 2009	Growth %
Geographic Segments:
United States	$836.0	$808.3	3%
Europe	326.0	358.8	(9)%
International	177.0	158.6	12%

Net Sales	$1,339.0	$1,325.7	1%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Three Months Ended	Three Months Ended
	November 30, 2010	November 30, 2009
Net sales	$698.3	$695.6
Cost of sales	207.5	213.6

Gross profit	490.8	482.0
Gross profit percentage	70.3%	69.3%

Selling, general and administrative expense	260.6	267.4
Research and development expense	29.6	25.2
Amortization	94.8	95.3

Operating income	105.8	94.1
Percentage of Net Sales	15.2%	13.5%

Other (income) expense	(3.9)	(10.6)
Interest expense	122.9	130.1

Loss before income taxes	(13.2)	(25.4)

Benefit from income taxes	(5.6)	(18.2)

Tax rate	42.4%	71.7%

Net loss	$(7.6)	$(7.2)

Percentage of Net Sales	-1.1%	-1.0%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Six Months Ended	Six Months Ended
	November 30, 2010	November 30, 2009
Net sales	$1,339.0	$1,325.7
Cost of sales	401.5	398.9

Gross profit	937.5	926.8
Gross profit percentage	70.0%	69.9%

Selling, general and administrative expense	512.5	513.4
Research and development expense	59.5	50.1
Amortization	190.0	190.1

Operating income	175.5	173.2
Percentage of Net Sales	13.1%	13.1%

Other (income) expense	(5.7)	(14.9)
Interest expense	249.7	261.6

Loss before income taxes	(68.5)	(73.5)

Benefit from income taxes	(43.1)	(43.5)

Tax rate	62.9%	59.2%

Net loss	$(25.4)	$(30.0)

Percentage of Net Sales	-1.9%	-2.3%

Biomet, Inc.

Balance Sheets

(in millions, unaudited)

	(Preliminary)
	November 30, 2010	May 31, 2010
Assets
Cash and cash equivalents	$228.6	$189.1
Accounts receivable, net	475.4	452.5
Income tax receivable	6.7	19.2
Inventories	571.4	507.3
Current deferred income taxes	56.6	64.3
Prepaid expenses and other	95.3	72.6
Property, plant and equipment, net	636.3	622.0
Intangible assets, net	5,131.6	5,190.3
Goodwill	4,800.8	4,707.5
Other assets	121.1	144.2

Total Assets	$12,123.8	$11,969.0

Liabilities and Shareholder’s Equity
Current liabilities	$472.9	$482.9
Current portion of long-term debt	36.4	35.6
Long-term debt, net of current portion	5,909.7	5,860.9
Deferred income taxes, long-term	1,648.1	1,674.9
Other long-term liabilities	188.0	181.2
Shareholder’s equity	3,868.7	3,733.5

Total Liabilities and Shareholder’s Equity	$12,123.8	$11,969.0

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	Fiscal 2011	Fiscal 2010
	(Preliminary) Six Months Ended November 30, 2010	Six Months Ended November 30, 2009
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(25.4)	$(30.0)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	276.2	279.6
Amortization of deferred financing costs	5.7	5.6
Stock based compensation expense	9.4	9.5
Recovery of doubtful accounts receivable	(1.6)	(5.8)
Gain on sale of investments, net	(2.6)	(1.2)
Provision for inventory obsolescence	7.0	8.8
Deferred income taxes	(54.4)	(77.8)
Other	(17.7)	5.1
Changes in operating assets and liabilities:
Accounts receivable	(1.5)	(27.7)
Inventories	(51.5)	(31.9)
Prepaid expenses	(1.7)	(6.2)
Accounts payable	2.4	(9.1)
Income taxes	7.2	22.9
Accrued interest	(6.6)	(0.6)
Other	6.5	(60.1)

Net cash provided by operating activities	151.4	81.1

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sales of investments	11.7	6.3
Purchases of investments	—	(3.8)
Net proceeds from sale of property and equipment	4.8	—
Capital expenditures	(88.8)	(106.0)
Acquisitions, net of cash acquired	(16.4)	(9.0)

Net cash used in investing activities	(88.7)	(112.5)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	0.1	20.1
Payments under revolving credit agreements	(1.1)	(68.0)
Payments under senior secured credit facility	(17.2)	(17.9)
Repurchases of senior notes	(11.2)	—
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.0)	(1.1)

Net cash provided by (used in) financing activities	(30.4)	(66.9)
Effect of exchange rate changes on cash	7.2	0.3

Increase (decrease) in cash and cash equivalents	39.5	(98.0)
Cash and cash equivalents, beginning of period	189.1	215.6

Cash and cash equivalents, end of period	$228.6	$117.6

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$250.8	$257.1

Income taxes	$17.7	$6.4